June 11, 2009
Securities and Exchange Commission
Attn: Ms. Celeste M. Murphy
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549-3720

Re:	Lighting Science Group Corporation Preliminary Information Statement on Schedule 14C Filed June 3, 2009 File No. 0-20354
Dear Ms. Murphy:
In conjunction with the responses to the letter dated June 5, 2009, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Preliminary Information Statement on Schedule 14C of Lighting Science Group Corporation (the “Company”), the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Lighting Science Group Corporation
By:	/s/ John D. Mitchell, Jr.
John D. Mitchell, Jr., General Counsel